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                                                                     Exhibit I

                          BENSON EYECARE CORPORATION
                                  SUITE B-302
                           555 Theodore Fremd Avenue
                              Rye, New York 10580

                            TELEPHONE: 914-967-9400
                            TELECOPY:  914-967-9405
                                       914-967-9407

Martin E. Franklin
CHAIRMAN OF THE BOARD


May 11, 1994


Mr. Richard D. Wood
Chairman, President and CEO
Optical Radiation Corporation
1300 Optical Drive
Azusa, CA 91702

Dear Dick:

As you know from our recent discussions and Benson Partners I, L.P.'s position as one of your company's largest shareholders, we have great respect for Optical Radiation Corporation and its products. We believe that a business combination with Benson Eyecare Corporation would serve the best interests of Optical Radiation and all of its shareholders. Consequently, we propose that Benson Eyecare acquire Optical Radiation for $21.00 per share, consisting of $17.00 in cash and $4.00 in Benson Eyecare common stock. Naturally, we would be prepared to increase our offer should we gain further insights through discussions with you that would justify such an action. We believe that direct negotiations provide the best means of assessing values and maximizing values for Optical Radiation's shareholders. It is our view that this price represents fair and generous consideration to your shareholders given the information provided to Benson Eyecare to date.

We firmly believe that the complementary markets for eyecare products that we both serve provide significant opportunities for future growth. For example, the highly successful distribution capabilities of The Foster Grant Group within Benson Eyecare provide a significant expansion opportunity to the Orcolite lens manufacturing operations of Optical Radiation. A combination of our businesses could realize numerous similar synergies and cross-selling opportunities, from which your shareholders would benefit through ownership of Benson Eyecare common stock.


















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Mr. Richard D. Wood
May 11, 1994
Page 2

Benson Eyecare will pay, in cash, the difference between the exercise price of all vested stock options and $21.00 per share. Our company maintains a strong philosophy of management participation in its operations. Consequently, key management will receive new stock options as participants in the Benson Stock Option Plan. The level of options to be issued will be agreed upon as part of a definitive acquisition agreement.

Our offer is subject to the negotiation and execution of a definitive acquisition agreement, which we anticipate would contain necessary terms and conditions, including customary representations, warranties and covenants, and conditions precedent such as Hart-Scott-Rodino approval. At the time such definitive agreement is executed, our offer will be fully-financed and not subject to the completion of any financing arrangements. Our offer is also subject to the condition that Optical Radiation not enter into any contracts of material importance outside of its ordinary course of business.

We are confident that you will want to give our offer your prompt consideration. I am also sure you can appreciate that with a firm offer of this kind, time is of the essence. Consequently, we request that you respond to our offer no later than May 18, 1994 or notify us of your wish to enter into direct negotiations to swiftly conclude a transaction and deliver maximum value to shareholders on a timely basis.

We believe that the combination of Optical Radiation with Benson Eyecare contemplated by our offer is an exciting prospect and one that offers significant positive benefits for your shareholders, employees and customers. The significant appreciation in Optical Radiation's share price since we began declaring our interest in the company might suggest that the market agrees with our view. We look forward to pursuing a mutually beneficial transaction with you, and would welcome the opportunity to discuss our offer in further detail with you and your Board of Directors. Please contact either myself or Gregg Polle of Salomon Brothers (212-783-6302) should you have any questions or wish to schedule a meeting.

Very truly yours,



Martin E. Franklin
Chairman and CEO